Item 77E: Legal Proceedings

By letter dated June 15, 2005, the staff of the Northeast Regional Office of the Securities and Exchange
Commission (SEC) informed Value Line that it was conducting an investigation in the matter of Value Line Securities, Inc. (VLS). Value Line has supplied numerous documents to the SEC in response to its requests and various individuals, including employees and former employees of Value Line, directors of the Fund and others, have provided testimony to the SEC.
On May 8, 2008, the SEC issued a formal order of private investigation regarding whether VLS brokerage charges and related expense reimbursements from the Value Line Funds (Funds) during periods prior to 2005 were excessive and whether adequate disclosure was made to the SEC and the Boards of Directors and shareholders of the Funds. Thereafter, certain officers of Value Line, who are former officers of the Funds, asserted their constitutional privilege not to provide testimony. Value Line has informed the Funds that it believes the SEC has completed the fact finding phase of its investigation and Value Line will seek to settle this matter with the SEC. Although management of Value
Line cannot determine the effect that the investigation will have on Value Lines financial statements, it believes that any settlement is likely to be material to it and has informed the Funds of its belief, in light of settlement discussions to date, that there are no loss contingencies that should be accrued or disclosed in the Funds financial statements and that the resolution of this matter is not likely to have a materially adverse effect on the ability of the Adviser or VLS to perform their respective contracts with the Fund.